UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 14 September, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
14 September 2005

NOVOGEN DRUG REDUCES CARDIOVASCULAR RISK IN HUMAN CLINICAL STUDY

A new cardiovascular drug developed by pharmaceutical company
Novogen Limited, has demonstrated significant reduction in blood pressure and reduced arterial stiffness in a Phase Ib human clinical trial.

The trial of the drug trans NV-04 has been completed at the Baker Heart Research Institute in Melbourne, Australia.

The study tested a synthetic isoflavone metabolite, trans NV-04. This metabolite, an isoflavonoid compound synthesised by Novogen, was administered orally to 25 middle-aged men and women who were overweight and also suffered from at least two complications of fatness: abnormal blood fats;
high blood glucose; or raised blood pressure.

The trial was double-blind, so that neither subjects nor investigators knew the order in which the test isoflavone or a placebo were taken in a cross-over design in which the drug or placebo was tested over consecutive periods each of 5 weeks.

Arterial stiffness, measured across the large arteries in the chest and abdomen by a non-invasive technique, was significantly reduced by the course of trans NV-04 treatment. Blood pressures, both systolic and diastolic, were also lowered significantly.

Principal investigator in the study and also a Director of Novogen, Professor Paul Nestel said the trial confirmed that isoflavonoid compounds exerted clinically beneficial effects on the functioning of large arteries.

"In addition, the test drug was very well absorbed and had an excellent safety profile", Professor Nestel said.

 'It is well known that arteries become stiff as people become older or overweight, or as their blood pressure rises.

"With several risk factors for heart disease, stiffness of arteries is often present and increases the likelihood of blood pressure rising.

"The results of this study are encouraging in producing a range of cardiovascular benefits without side effects, indicating a potential for this to be used to avoid heart disease in large numbers of healthy or at risk patients," Professor Nestel said.

Worsening of arterial stiffness or compliance is linked with increased risk of future heart attacks.

Therefore it is expected that trials of drugs that lower arterial stiffness will demonstrate a concomitant lowering of heart attack risk.

Evidence for improved effects on arterial compliance is now required by many regulatory bodies for registration of new drugs where cardiovascular therapeutic claims are sought.

Novogen Research Director, Professor Alan Husband said previous studies carried out by the Baker Heart Research Institute showed that arterial stiffness could also be reduced with naturally occurring dietary isoflavones.

"The present study shows that metabolites formed in the body from ingested isoflavones are highly active,"
Professor Husband said.

"This explains the success demonstrated by a number of Novogen's synthetic isoflavonoid compounds in a range of indication areas."

Novogen is an Australian biopharmaceutical company specializing in the development of therapeutics based on the isoflavonoid chemical structure. The Company is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases and phenoxodiol, its lead anti-cancer agent is currently in advanced Phase II clinical trialling. The Novogen group of companies includes the listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL LSE-AIM:MSH).

More information on the Novogen Group can be found at www.novogen.com and www.marshalledwardsinc.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088